UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Changes of 15% or More in Sales or Profits/Losses

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

Note that this disclosure is stated by the concerned company, thus the details may be changed according to audit results. Refer to the disclosure “Submission of Audit Report” for finalized details.

1. Type of financial statements	Consolidated Basis

2. Details of changes (KRW thou.)	Current fiscal year (FY2024)	Previous fiscal year (FY2023)	Amount increased/ decreased	Increase/ decrease rate (%)

- Sales	44,644,092,226	43,135,165,096	1,508,927,130	3.5

- Operating income	1,732,152,969	2,305,324,664	-573,171,695	-24.9

- Net income from continuing operation before income tax	1,373,239,492	1,926,654,814	-553,415,322	-28.7

- Net income	1,078,744,000	1,422,212,042	-343,468,042	-24.2

- Classified as a large-sized corporation?	Yes

3. Financial status (KRW thou.)	Current fiscal year (FY2024)		Previous fiscal year (FY2023)

- Total assets	51,412,846,093		49,934,296,481

- Total liabilities	18,045,447,477		17,083,327,051

- Total shareholders’ equity	33,367,398,616		32,850,969,430

- Capital stock	482,403,125		482,403,125

- Total shareholders’ equity/capital stock ratio (%)	6,916.9		6,809.9

4. Main causes for changes in sales or profits/losses amount	Decline in sales prices following sluggish steel market conditions and a decrease in profits of major consolidated subsidiaries

5. Date of board resolution (decision date)	February 3, 2025

6. Other matters to be factored into investment decisions

Related disclosure

- The above earnings information is prepared on a consolidated basis in accordance with K-IFRS (Korean International Financial Reporting Standards).

- The information above has been prepared prior to being audited by outside auditors, solely for the convenience of investors of the Company, and is subject to change in the review process.

- Above 5. Date of board resolution(decision date) is the submission date of pre-audited financial statements to the Securities & Futures Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: February 3, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President